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                             December 22, 2022

       Yi Zuo
       Chief Executive Officer
       Four Seasons Education (Cayman) Inc.
       Room 1301, Zi'an Building
       309 Yuyuan Road, Jing'an District
       Shanghai 200040
       People   s Republic of China

                                                        Re: Four Seasons
Education (Cayman) Inc.
                                                            Form 20-F for
Fiscal Year Ended February 28, 2022
                                                            Response Dated
December 7, 2022
                                                            File No. 001-38264

       Dear Yi Zuo:

              We have reviewed your December 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 25, 2022 letter.

       Response Dated December 7, 2022

       Item 3. Key Information, page 5

   1. We note your response to comment 1 and reissue in part. We note your disclosure that
                                                        "PRC laws and
regulations place certain restriction on direct foreign investment in and ownership of
China-based companies that engage in private education business." Please revise here and
throughout your annual report, as applicable, to clarify that PRC laws and regulations place
certain restrictions on direct foreign investment ownership of China-
                                                        based issuers, and also
places separate restrictions on foreign investment in the private education business.
 Yi Zuo
Four Seasons Education (Cayman) Inc.
December 22, 2022
Page 2
2. We note your response to comment 3 and reissue in part. We acknowledge your proposed disclosure that Hong Kong as a Special Administrative Region has a different legal system from the rest of China and as a result has its own laws and regulations. Please discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of location-specific regulations that should be discussed include:

            The enforceability of civil liabilities in Hong Kong.

            Disclosure on how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business or accept foreign investment.

            Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

       Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any questions.



                                                            Sincerely,
FirstName LastNameYi Zuo
                                                            Division of
Corporation Finance
Comapany NameFour Seasons Education (Cayman) Inc.
                                                            Office of Trade &
Services
December 22, 2022 Page 2
cc:       Steve Lin
FirstName LastName